                                                                    Exhibit 99.2


         Attention Business/Financial Editors:
         Scotiabank reports third quarter results

         Third quarter highlights compared to the same period a year ago

         - Net income of $564 million, up $10 million or 2%

         - Earnings per share (diluted) of $1.05, up 1% from $1.04

         - ROE 16.2%, compared to 17.3%

         - Productivity ratio of 51.1%, an improvement from 55.4%

         - Tier 1 capital ratio rose to 9.8%, up 70 basis points

         TORONTO, Aug. 27 /CNW/ - Scotiabank's solid earnings continued into the third quarter of 2002 with net income of $564 million, 2% higher than a year ago. Earnings per share (diluted) were $1.05, an increase of 1% over the third quarter in 2001. Return on equity was 16.2% in the third quarter,versus 17.3% recorded last year.

         For the nine-month period ended July 31, 2002, net income was $1,214 million, compared to $1,603 million one year ago. Earnings per share (diluted) were $2.21, compared to $3.00, while return on equity was 11.7%, down from 17.4%. Excluding charges(1) of $540 million (after tax) in the first quarter related to Argentina, net income for the nine-month period was $1,754 million, up from $1,603 million in the same period a year ago. Related earnings per share (diluted) were $3.26, an increase from $3.00, and ROE was 16.8% versus 17.4%.

         "Scotiabank's broad-based businesses and consistent focus on first rate execution and customer service excellence have enabled us to continue to deliver results within our target range," said Peter Godsoe, Chairman and CEO. "The mixed performance of the U.S. economy, along with a crisis of confidence brought on by a series of corporate scandals, has prolonged the difficult credit environment. As a result, we have experienced an increase in non- performing loans as well as specific provisions for credit losses. In this environment, the careful management of our credit portfolios remains a critical priority for us."

         "The unprecedented situation in Argentina continues to take a toll on all Argentines. We are in the final stages of concluding a transaction to resolve the very difficult situation that has faced Scotiabank Quilmes for the last several quarters. We are continuing to work very closely with the Argentine Central Bank and others to complete agreements that are intended to maximize jobs for employees and returns for creditors and depositors. Despite the tragic situation in Argentina, our commitment to our international operations remains as strong as ever. Our long history of global banking experience and our broad, diverse, multinational network are key strengths for us and an important element of our growth strategy."

         (1) Refer to details of charges related to Argentina, see below.

Financial Highlights

                                    As at and for the three months ended
-------------------------------------------------------------------------
                                           July 31   April 30    July 31
(Unaudited)                                   2002       2002       2001
-------------------------------------------------------------------------
Operating results ($ millions)
Net interest income (TEB(2))                 1,733      1,712      1,684
Total revenue (TEB(2))                       2,729      2,770      2,738
Provision for credit losses                    400        350        325
Non-interest expenses                        1,395      1,505      1,518
Net income                                     564        598        554
-------------------------------------------------------------------------
Operating measures (%)
Return on equity                              16.2(3)    18.3(3)    17.3
Productivity ratio                            51.1       54.3       55.4
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Balance sheet information ($ millions)
Loans and acceptances                      194,710    191,407    181,965
Total assets                               299,757    297,137    271,178
Deposits                                   197,508    195,350    178,474
Common shareholders' equity                 13,359     13,028     12,294
Assets under administration ($ billions)       152        158        168
Assets under management ($ billions)            20         21         19
-------------------------------------------------------------------------
Balance sheet measures
Tier 1 capital ($ millions)                 16,472     16,308     14,793
Total capital ($ millions)                  21,063     21,967     20,556
Risk-adjusted assets ($ millions)          168,732    164,538    161,880
Tier 1 capital ratio (%)                       9.8        9.9        9.1
Total capital ratio (%)                       12.5       13.4       12.7
Specific provision for credit losses as
 a % of average loans and acceptances         0.82       0.74       0.54
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Common share information
Per share ($)
  Basic earnings                              1.07       1.13       1.05
  Diluted earnings                            1.05       1.11       1.04
  Dividends                                   0.37       0.37       0.31
  Book value                                 26.52      25.78      24.48
Share price ($)
  High                                       56.19      55.88      47.75
  Low                                        44.06      45.20      37.50
  Close                                      49.25      53.95      45.35
Shares outstanding (thousands)
  Average (Basic)                          504,755    504,338    501,156
  Average (Diluted)                        513,533    513,342    509,383
  End of period                            503,790    505,267    502,240
Market capitalization ($ billions)            24.8       27.3       22.8
-------------------------------------------------------------------------
Valuation measures
Dividend yield (%)                             3.0        2.9        2.9
Market value to book value multiple            1.9        2.1        1.9
Price to earnings multiple
 (trailing 4 quarters)                        14.8       16.3       11.4
-------------------------------------------------------------------------
-------------------------------------------------------------------------

Financial Highlights

                                                        For the nine months ended
         -------------------------------------------------------------------------
                                                         July 31          July 31
         (Unaudited)                                        2002             2001
         -------------------------------------------------------------------------
                                                             Excluding
                                                               charges
                                                         As        for
                                                   Reported  Argentina(1)
         -------------------------------------------------------------------------
         Operating results ($ millions)
         Net interest income (TEB(2))                 5,241      5,241      4,691
         Total revenue (TEB(2))                       8,164      8,271      7,773
         Provision for credit losses                  1,600      1,100      1,075
         Non-interest expenses                        4,412      4,412      4,172
         Net income                                   1,214      1,754      1,603
         -------------------------------------------------------------------------
         Operating measures (%)
         Return on equity                              11.7       16.8       17.4
         Productivity ratio                            54.0         --       53.7
         -------------------------------------------------------------------------
         -------------------------------------------------------------------------
         Balance sheet information ($ millions)
         Loans and acceptances
         Total assets
         Deposits
         Common shareholders' equity
         Assets under administration ($ billions)
         Assets under management ($ billions)
         -------------------------------------------------------------------------
         Balance sheet measures
         Tier 1 capital ($ millions)
         Total capital ($ millions)
         Risk-adjusted assets ($ millions)
         Tier 1 capital ratio (%)
         Total capital ratio (%)
         Specific provision for credit losses as
          a % of average loans and acceptances         1.12       0.77       0.67
         -------------------------------------------------------------------------
         -------------------------------------------------------------------------
         Common share information
         Per share ($)
           Basic earnings                              2.25       3.32       3.04
           Diluted earnings                            2.21       3.26       3.00
           Dividends                                   1.08         --       0.90
           Book value
         Share price ($)
           High                                       56.19         --      47.85
           Low                                        44.05         --      37.30
           Close
         Shares outstanding (thousands)
           Average (Basic)                          504,468         --    499,801
           Average (Diluted)                        513,365         --    508,028
           End of period
         Market capitalization ($ billions)
         -------------------------------------------------------------------------
         Valuation measures
         Dividend yield (%)                             2.9         --        2.8
         Market value to book value multiple
         Price to earnings multiple
          (trailing 4 quarters)
         -------------------------------------------------------------------------
         -------------------------------------------------------------------------

         Certain comparative amounts in this quarterly report have been reclassified to conform with current period presentation.

         (1) Refer to details of charges related to Argentina, and discussion of earnings measures excluding the Argentine charges, see below.

         (2)  Tax-equivalent basis.

         (3) Excluding the effect on equity of the Q1, 2002 charges related to Argentina, the ROE for Q3, 2002 was 15.6% and for Q2, 2002, 17.6%.

         Management's Discussion and Analysis

         Review of Operating Performance

         Revenues

         Total revenue (on a tax-equivalent basis) for the quarter was $2.7 billion, near the record levels earned in the same quarter of last year and in the previous quarter. Both Domestic and International Banking achieved good revenue growth over the prior year, with a decline in Scotia Capital, principally due to weaker trading activity.

         Net interest income

         Net interest income (on a tax-equivalent basis) was $1,733 million, up $49 million or 3% from the same quarter a year ago, and $21 million or 1% above last quarter.

         Canadian currency interest profits increased $40 million from the same quarter of last year, primarily due to strong ongoing growth in personal lending. The Bank's Canadian interest margin remained stable.

         Foreign currency interest profits were largely flat compared to the same quarter a year ago.

         The Bank's overall interest margin in the third quarter was 2.33%, down from 2.43% in the same quarter a year ago (primarily because of Scotiabank Quilmes), and basically unchanged from 2.34% last quarter.

         Other income

         The third quarter's other income was $996 million, a decrease of $58 million from the same quarter a year ago, due to the recognition last year of $82 million of interest on a tax refund and lower revenue this quarter in Scotiabank Quilmes.

         This quarter, gains realized on the sale of investment securities were $105 million, mainly from government bonds. These gains represented an increase of $98 million from the same period last year and were up slightly from the prior quarter. Investment banking income this quarter was lower at $239 million due to weaker capital market activities, but remained within the range achieved over the past year. There were moderate increases in the remaining revenue categories.

         Expenses

         Non-interest expenses fell significantly by $123 million from the same quarter of the prior year and were $110 million below last quarter. Salaries and staff benefits declined $70 million from the prior year as a result of lower stock-based compensation. This quarter, there was an expense recovery of $14 million, an improvement of $61 million from a year ago, when an increase in the Bank's share price had caused an expense of $47 million. As well, the devaluation of the Argentine peso resulted in lower expenses in Scotiabank Quilmes.

         There were moderate variances in the remaining categories and, overall, the Bank's expenses remain well controlled. The productivity ratio -- non-interest expenses as a percentage of total revenues -- continues to lead the Canadian industry at 51.1% for the quarter.

         Non-controlling interest

         On April 30, 2002, a subsidiary of the Bank issued securities termed Scotiabank Trust Securities ("Scotia BaTS II"). Upon consolidation with the Bank, these securities are recorded as non-controlling interest and accordingly, the yield payable on these securities is deducted from the Bank's income. Due mainly to the issuance of these securities, the non-controlling interest in net income of subsidiaries reduced the Bank's income by an additional $18 million compared to the same quarter a year ago. This higher cost will be offset by a reduction in preferred dividends as certain preferred shares are redeemed over the next three quarters.

         Risk management

         The Bank's key risk management policies and practices have not changed significantly from those described on pages 28 to 34 of the 2001 Annual Report.

         Credit risk

         As in the past few quarters, credit quality in the Bank's Canadian loan portfolios remained strong in retail and stable in commercial. Credit conditions in international, excluding Argentina, were also generally stable. There has been some market uncertainty around Brazilian country risk given the potential political developments. However, the Bank's Brazilian exposure is almost entirely limited to government bonds and trade finance, and is being carefully managed.

         In Scotia Capital's U.S. operations, conditions were more difficult than previously expected, with particular weakness in the telecommunications sector. As well, like many other financial institutions, the Bank was affected by the well-publicized financial irregularities of several U.S. borrowers. A combination of these factors led to an increase in net impaired loans to $1,019 million, from $515 million at the end of the previous quarter, and $395 million last year (excluding Argentina, net impaired loans were $751 million as at July 31, 2002).

         The specific provision for credit losses also rose to $400 million, an increase of $50 million over last quarter, and $150 million above the same quarter last year, with the largest component being higher provisions in the U.S. Credit conditions are expected to remain challenging in the fourth quarter.

         Market risk

         Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. For the Bank's combined trading activities, the average 10-day VaR for the third quarter of 2002 was $29.3 million, compared to $24.2 million for the second quarter of 2002. Most risk factors improved quarter over quarter, however, these were more than offset by a lower benefit from diversification.

         The average daily trading revenue for the third quarter of 2002 was $2.8 million, compared to $3.3 million in the second quarter of 2002. Trading revenue was positive on more than 90% of the days in the third quarter and no single day loss exceeded the one-day VaR.

         Liquidity risk

         The Bank's management of liquidity risk includes maintaining holdings of liquid assets and diversifying its funding sources. Liquid assets were $68 billion (23% of total assets) at the end of the third quarter 2002, compared to $63 billion (22% of total assets) at October 31, 2001.

         The Bank pledges assets to support certain of its activities; the majority of the assets pledged relate to securities repurchase and borrowing activities. Total assets pledged were $44.6 billion at the end of the third quarter 2002, compared to $42.9 billion at October 31, 2001.

         Balance sheet

         As at July 31, 2002, total assets were $300 billion, up $29 billion and $3 billion, respectively, from last year and April 30, 2002. Compared to last year, the retail loan portfolio grew due to the success of the Bank's Canadian ScotiaLine VISA and mortgage products, with market share gains in both areas. As well, there was continuing growth in Scotiabank Inverlat's personal loan portfolio and in the Caribbean. The remaining increase in assets over last year arose from higher market values for trading derivatives, reflecting interest rate fluctuations; an increase in trading securities; additional deposits with banks; as well as the impact of changes in foreign exchange rates.

         The year-over-year increase in liabilities principally resulted from growth in business and government deposits of $15 billion in several geographic areas, along with a $1 billion increase in Canadian personal deposits from the Bank's recently introduced online high-interest account. As well, offsetting the higher trading derivative assets noted above, there was a corresponding increase in the market value of trading derivative liabilities.

         In the quarter, there was a significant decline in the market values for emerging market debt and global equities. This resulted in a shortfall of $126 million in the market value compared to the book value of the Bank's investment securities portfolio as at July 31, 2002, versus a surplus of $565 million as at the end of last quarter.

         Capital

         The Bank's Tier 1 capital ratio of 9.8% continues to be the strongest of the major Canadian banks. Total shareholders' equity grew by $131 million in the quarter to $14.9 billion. This was primarily due to the sizeable ongoing growth in retained earnings of $329 million, which was partially offset by the redemption of $200 million of preferred shares.

         The Bank's total capital ratio was 12.5% as at July 31, 2002, compared to 12.7% last year and 13.4% in the previous quarter following the redemption of $1,071 million in debentures this quarter.

         In the quarter, under a normal course issuer bid which began January 21, 2002, the Bank repurchased 2.0 million common shares at an average price of $50.75. Since inception of this bid, the Bank has repurchased 3.3 million shares at an average price of $49.90.

         Disclosure and corporate governance

         Over the past few quarters, several accounting scandals in the U.S. have resulted in a tremendous amount of attention being directed towards the integrity of financial statements and disclosure. Scotiabank has always maintained the highest standards in the area of accounting integrity accompanied by complete, consistent and transparent disclosure based on Canadian generally accepted accounting principles. Financial statement certification standards have been introduced recently in the U.S. The Bank has processes and internal controls that enable it to comply with these rules.

         There has also been a great deal of public discussion on accounting for stock options. Scotiabank will commence expensing the cost of new stock options beginning in fiscal 2003. If Scotiabank had adopted this change at the start of fiscal 2002, earnings per share for this quarter would have been reduced by less than $0.01, and by only $0.02 for the nine months ended July 31, 2002. We encourage accounting standard setters to move quickly to establish uniform measurement and reporting standards to ensure investors receive comparable information.

         Dividend

         The Board of Directors, at its meeting on August 27, 2002, approved a quarterly dividend of 37 cents per common share, payable on October 29, 2002, to shareholders of record as of October 1, 2002.

         Outlook

         Global economic growth expanded at a slower pace during the quarter, with gains in Canada remaining at the high end among G7 countries. Industrial activity was mixed, with improving performances in North America and Asia Pacific offset by softening trends in Europe and South America. We have also seen increased uncertainty surrounding the turbulence in financial markets around the world.

         However, the underlying economic momentum in most of the Bank's major markets remains positive. We should see a gradual improvement in industrial activity and global trade heading into 2003.

         The strength of the Bank's diversified businesses and our tremendous team of people around the world, combined with the positive signs of the global economy starting to develop some forward momentum, give us confidence that we will continue to produce solid results. Despite the challenges in the U.S. and excluding the impact of the charges related to Argentina in the first quarter, we continue to expect to achieve our main performance targets for the year.

         Business Line Highlights

         Domestic Banking

         Domestic Banking, which includes Wealth Management, generated net income of $262 million in the third quarter, up a substantial $50 million or 24% from last year. This business line accounted for 46% of the Bank's total net income. Earnings rose 3% quarter over quarter.

         Net interest income increased $81 million from last year, mainly the result of strong asset growth, led by residential mortgages and revolving credit. Net interest income rose $33 million quarter over quarter, reflecting asset growth and the benefit of three extra days in the third quarter.

         Other income was marginally below last year and last quarter, largely because of lower retail brokerage fees following a market-led decline in customer trading activity.

         Credit quality remained strong in retail lending and stable in the commercial portfolio. Operating expenses remained well controlled with modest growth of 3% over the same quarter last year. The growth of 3% over the past quarter largely arose from three additional days in the quarter.

         Other highlights for the quarter were:

         - Customers were offered up to 1% cash back on purchases made with their Scotiabank Classic VISA card, beginning August 1. Earlier this year, the Bank launched the No-Fee Value VISA, the only no-fee, low-rate credit card in Canada, as part of its commitment to provide customers with the best value in financial services.

         - Scotiabank approved 60% more financing to small business owners this quarter compared to the same period last year, under a loan incentive program launched in May. The program features the first-ever, cash- back offer -- 1% of funds borrowed -- on small business term loans up to $250,000, as well as a 1% reduction in rates on operating loans and ScotiaLine VISA for business accounts.

         - Recognizing the importance of small business to the economy, Scotiabank sponsored eight seminars reaching more than 1,000 small business owners in communities across Canada, providing information and a forum to discuss issues and suggestions on how we can better serve this customer segment.

         - Two projects are under way in commercial branches and centres across Canada to help streamline workload and administration, and further automate financial and regulatory reporting. The goal is to redirect administrative tasks handled by our frontline staff to create additional sales capacity.

         - During the quarter, we successfully completed the integration of Charles Schwab Canada and the rebranding of our self-managed brokerage to ScotiaMcLeod Direct Investing. These initiatives support the Wealth Management strategy of building one brokerage business with a full range of offerings, seamlessly integrated with other Scotiabank financial services.

         - We made several key enhancements to the ScotiaMcLeod Direct Investing online service. New research feeds and analysis, interactive charting, e-mail alert upgrades, and dedicated Asian research services in Chinese, now provide our self-reliant clients with even more tools to manage their accounts.

         - Our Montreal and Toronto mutual fund call centres significantly improved their customer service ratings, underscoring the success of deploying mutual fund specialists in these centres. Dalbar, an external rating company for the mutual funds industry, ranked these centres in the top third among 18 organizations in overall customer service.

         - Scotiabank's enhanced capabilities in customer analytics were recently recognized with the 2002 Best Practice Award in Data Mining by the Data Warehousing Institute. These capabilities allow us to more effectively focus our customer marketing efforts to upsell and cross-sell additional products and services. We have also expanded the channels through which we proactively contact customers to include a personalized Scotia OnLine web page and selected ABMs.

         Scotia Capital

         Scotia Capital earned $56 million this quarter, as solid earnings from Global Trading were overshadowed by higher credit losses in U.S. corporate lending.

         Total revenue fell over the same quarter last year resulting from lower asset levels in corporate lending, a rise in impaired loans and a decline in revenues from securities trading. However, while weaker markets limited opportunities for growth this quarter, revenues from capital markets, foreign exchange trading and underwriting were among the best in recent quarters.

         Loan loss provisions increased by $200 million from the same quarter last year, and were $83 million higher than the previous quarter, as credit conditions remained difficult in the U.S.

         Total expenses decreased 9% from last year and 14% from the previous quarter, due mainly to lower performance-related compensation.

         Other highlights for the quarter were:

         - David Wilson was appointed Vice-Chairman of Scotiabank and Chairman and CEO of Scotia Capital on May 30, with responsibility for the group's extensive corporate and investment banking activities worldwide. At the same time, Barry Luter was appointed Senior Executive Vice-President of Scotiabank and head of Scotia Capital's U.S. and European operations.

         - In the recent Brendan Wood International 2002 Equity Research, Sales and Trading Performance in Canada report, Scotia Capital's equity research team tied for the No. 1 ranking for quality of research and level of contact with institutional investors, and was ranked No. 1 in sector knowledge. The team received the No. 2 overall equity research ranking, with 16 All Star Analysts.

         -    We continue to win lead roles in the growing income trust market:

              - Scotia Capital acted as co-lead manager for the $414 million IPO of fund units for SFK Pulp Fund.

              - Scotia Capital acted as co-lead manager for the $211 million IPO of trust units for Clearwater Seafoods Income Fund.

         International Banking

         International Banking earned $212 million this quarter, up a substantial 42% from last quarter and 60% above last year, with all regions contributing to the year-over-year growth.

         Latin American operations provided the largest contribution to divisional results, with earnings more than double last year's level. Scotiabank's share of Inverlat's reported earnings, at $25 million in the third quarter, compared to $21 million last year. Also contributing to the results were higher earnings from Brady bonds and Scotiabank Sud Americano in Chile, partly offset by lower earnings from Argentina. (Subsequent to the end of the quarter, Scotiabank Quilmes in Argentina ceased operations. Refer to Note 5, see below.)

         The upward trend in earnings from the Caribbean region continued this quarter. An increase in assets of 11% and declines in both credit losses and operating expenses resulted in a 29% increase in earnings year over year. Net income in Asia was also up substantially, due to asset growth of 10% and lower non-interest expenses.

         Other highlights for the quarter were:

         - We opened a private banking unit in Kingston, Jamaica, to focus on the Bank's highest-value customers, providing exceptional customer service, a unique package of services and expanded wealth management products.

         - In Barbados, the Bank led a BBD120 million loan syndication to assist the Barbados Mutual Life Assurance Society with its takeover of Life of Barbados Ltd.

         - We continue to streamline our Caribbean operations to improve efficiency, consolidating data centres in the Dominican Republic
              (DR) and Puerto Rico. The Puerto Rico centre now services the DR and U.S. Virgin Islands.

         - To encourage use of our electronic delivery channels, we launched the Navega y Gana (browse and win) campaign at Scotiabank Inverlat in Mexico. Customers can win prizes based on the number of transactions they conduct using our robust InverWeb banking portal.

         - In Chile, Scotiabank Sud Americano increased its focus on small business, the largest business segment in the country, introducing new credit scoring models and processes that will improve customer response time and enhance operating efficiencies.

         - The Thai-Canadian Chamber of Commerce presented Scotiabank with its Outstanding Support Award at its annual Business Excellence Awards function, held recently in Bangkok.

         Other

         Other segments reported a net income of $34 million this quarter, reflecting continuing solid results from Group Treasury despite challenging market conditions. On a comparative basis, last year's income of $12 million included a $97 million tax settlement, while $75 million was added to the general provision.

         Other Initiatives

         Electronic commerce

         We continue to enhance our Scotia Online banking and brokerage service. Brokerage enhancements included access to eight new research reports from First Call, and access to Morningstar's mutual fund database, with analysis and reports including interactive fund comparisons and rankings. As well, a new interactive stock charting feature allows the user to create graphs, compare stocks and conduct technical analysis, while Sounding Board, an educational asset allocation feature, gives users a personalized review of their self-directed brokerage portfolio.

         Scotiabank joined CertaPay and three other Canadian banks to launch the world's first real-time, person-to-person (P2P) e-mail money transfer service on June 26. Some five million Canadians who bank online can now securely e-mail money to the 15 million Canadians who have both an e-mail address and a Canadian bank account. Scotiabank was the first of the major banks to introduce P2P e-mail money transfers in a pilot in April, 2002.

         Scotiabank is managing an innovative pilot service that allows customers to order and pay for their favourite McDonald's food and beverages in advance, using the phone or the Internet. Customers open a secure McQuick account, then use a credit card to automatically deposit money into it. The amount of the purchase is deducted from the account when an order is placed. In addition to managing the pilot, the Bank is providing credit card transaction processing.

         Employees

         Scotiabank works hard to provide a competitive employment package designed to meet the needs of current and prospective employees. One of the most highly valued elements of our package is the Employee Share Ownership

Program, available in Canada, the U.S. and the U.K., which was recently expanded in the Caribbean to include five countries. We have achieved an outstanding 75% participation rate in the Caribbean and expect to build on this success by further extending the program in 2003.

         We continue to develop the range of HR services available to employees online. The most recent addition is My Learning Centre, a web-based training management tool that makes course offerings directly available to Canadian branch employees. By integrating a variety of learning resources that were previously housed in different locations, the system enables employees to actively and efficiently manage their career development.

         Community involvement

         - Branches and offices across Canada are strong supporters of their community hospitals, and children's hospitals in particular. For example, more than 1,000 Scotiabankers from 80 locations across southwestern Ontario, raised a record $215,000 for the Hamilton Children's Hospital through their 10th annual Smiles campaign, in conjunction with the hospital's Mother's Day telethon.

         - Scotiabank once again sponsored the World Conference on Breast Cancer, held in Victoria in June. More than 800 survivors, physicians, scientists and health care advocates from more than 60 countries attended -- including more than 60 breast cancer survivors whose expenses were subsidized by a Pink Ribbon fund-raising campaign conducted by employees in Scotiabank branches across Canada.

         - Scotiabankers across Canada raised hundreds of thousands of dollars for the Canadian Cancer Society by participating in Relay for Life events in their local communities. In Edmonton, for example, more than 400 employees participated, and raised more than $80,000.

         - Scotiabank donated $50,000 in June to the Fondacion Maria Ayuda to assist victims of the recent flooding in Chile. Many of the employees and customers of the Bank's Chilean subsidiary, Scotiabank Sud Americano, were affected by the floods.

         - Scotiabank contributed $500,000 to the Canadian National Institute for the Blind's "That all may read..." national campaign, which hopes to raise $33 million to digitize the CNIB's library of alternate format materials.

         - Scotiabank ranked in the top ten on a list of Canada's Best 50 Corporate Citizens compiled by Corporate Knights, a new business magazine and web site focused on corporate ethics, using research data on everything from community development to employee relations and diversity, to share price performance.

         - During the quarter, Scotiabank announced the formation of Micro Enterprise Financing, a joint venture with the Canadian International Development Agency and the Kingston Restoration Company, to provide community-based micro financing to entrepreneurs in inner-city communities in Kingston, Jamaica.

         Milestones

         Scotiabank's common shares began trading on the New York Stock Exchange on June 7, 2002, under the ticker symbol "BNS". Chairman Peter Godsoe marked the occasion by ringing the opening bell to initiate the day's trading. The listing marks the next step in the Bank's continued growth and evolution as a global financial services institution, and Canada's most international bank.

         Business Line Results

         Domestic Banking

                               For the three             For the nine
                                months ended             months ended
-------------------------------------------------------------------------
(Unaudited) ($ millions) July 31  April 30   July 31   July 31   July 31
(Tax-equivalent basis)      2002      2002      2001      2002      2001
-------------------------------------------------------------------------
Net interest income      $   861  $    828   $   780   $ 2,546   $ 2,299
Provision for credit
 losses                      (69)      (72)      (87)     (211)     (224)
Other income                 378       381       383     1,150     1,151
Non-interest expenses       (759)     (737)     (735)   (2,242)   (2,188)
Provision for
 income taxes               (149)     (146)     (129)     (448)     (370)
-------------------------------------------------------------------------
Net income               $   262  $    254   $   212   $   795   $   668
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Average assets
 ($ billions)            $    94  $     92   $    90   $    92   $    90
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Return on equity            28.7%     30.3%     24.6%     30.6%     26.2%
-------------------------------------------------------------------------
-------------------------------------------------------------------------



Scotia Capital

                               For the three             For the nine
                                months ended             months ended
-------------------------------------------------------------------------
(Unaudited) ($ millions) July 31  April 30   July 31   July 31   July 31
(Tax-equivalent basis)      2002      2002      2001      2002      2001
-------------------------------------------------------------------------
Net interest income      $   388  $    430   $   415   $ 1,255   $ 1,158
Provision for credit
 losses                     (352)     (269)     (152)     (881)     (597)
Other income                 285       304       314       912       936
Non-interest expenses       (236)     (275)     (259)     (774)     (721)
Provision for
 income taxes                (29)      (70)     (120)     (190)     (266)
-------------------------------------------------------------------------
Net income               $    56  $    120   $   198   $   322   $   510
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Average assets
 ($ billions)            $   124  $    124   $   113   $   123   $   114
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Return on equity             3.2%      9.1%     14.2%      7.6%     12.5%
-------------------------------------------------------------------------
-------------------------------------------------------------------------

International Banking

                               For the three             For the nine
                                months ended             months ended
-------------------------------------------------------------------------
(Unaudited) ($ millions) July 31  April 30   July 31   July 31   July 31
(Tax-equivalent basis)      2002      2002      2001      2002      2001
-------------------------------------------------------------------------
Net interest income      $   521  $    553   $   550   $ 1,668   $ 1,455
Provision for credit
 losses                       16       (14)      (21)     (523)     (114)
Other income                 245       190       187       528       513
Non-interest expenses       (428)     (489)     (489)   (1,427)   (1,199)
Provision for
 income taxes               (105)      (57)      (63)     (145)     (187)
Non-controlling interest
 in net income of
 subsidiaries                (37)      (33)      (32)     (104)      (72)
-------------------------------------------------------------------------
Net income               $   212  $    150   $   132   $  (3)(1) $   396
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Average assets
 ($ billions)            $    56  $     60   $    51   $    59   $    45
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Return on equity            25.1%     18.9%     18.5%  (1.1)%(1)    20.1%
-------------------------------------------------------------------------
-------------------------------------------------------------------------

(1) Excluding charges of $540 (after tax) related to Argentina in Q1, 2002, earnings for the nine months ended July 31, 2002 were $537 and return on equity for the nine months ended July 31, 2002, was 21.4%.

Other(1)

                               For the three             For the nine
                                months ended             months ended
-------------------------------------------------------------------------
                         July 31  April 30   July 31   July 31   July 31
(Unaudited) ($ millions)    2002      2002      2001      2002      2001
-------------------------------------------------------------------------
Net interest income(2)   $  (108) $   (166)  $  (118)  $  (428)  $  (381)
Provision for credit
 losses                        5         5       (65)       15      (140)
Other income                  88       183       170       333       482
Non-interest expenses         28        (4)      (35)       31       (64)
Provision for
 income taxes(2)              43        65        69       189       159
Non-controlling interest
 in net income of
 subsidiaries                (22)       (9)       (9)      (40)      (27)
-------------------------------------------------------------------------
Net income               $    34  $     74   $    12   $   100   $    29
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Average assets

 ($ billions)            $    21  $     24   $    21   $    23   $    20
-------------------------------------------------------------------------
-------------------------------------------------------------------------

(1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross- up reported in net interest income and provision for income taxes, increases in the general provision, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2002 ($71), April 30, 2002 ($67) and July 31, 2001 ($57), and for the nine months ended July 31, 2002 ($200) and July 31, 2001 ($160).

Total

                               For the three             For the nine
                                months ended             months ended
-------------------------------------------------------------------------
                         July 31  April 30   July 31   July 31   July 31
(Unaudited) ($ millions)    2002      2002      2001      2002      2001
-------------------------------------------------------------------------
Net interest income      $ 1,662  $  1,645   $ 1,627   $ 5,041   $ 4,531
Provision for credit
 losses                     (400)     (350)     (325)   (1,600)   (1,075)
Other income                 996     1,058     1,054     2,923     3,082
Non-interest expenses     (1,395)   (1,505)   (1,518)   (4,412)   (4,172)
Provision for
 income taxes               (240)     (208)     (243)     (594)     (664)
Non-controlling interest
 in net income of
 subsidiaries                (59)      (42)      (41)     (144)      (99)
-------------------------------------------------------------------------
Net income               $   564  $    598   $   554   $ 1,214   $ 1,603
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Average assets

 ($ billions)            $   295  $    300   $   275   $   297   $   269
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Return on equity            16.2%     18.3%     17.3%     11.7%     17.4%
-------------------------------------------------------------------------
-------------------------------------------------------------------------

Geographic Highlights

                               For the three             For the nine
                                months ended             months ended
-------------------------------------------------------------------------
                         July 31  April 30   July 31   July 31   July 31
(Unaudited)                 2002      2002      2001      2002      2001
-------------------------------------------------------------------------
Net income ($ millions)
Canada                   $   359  $    424   $   366   $ 1,218   $ 1,091
United States                (23)      (24)       39      (100)      123
Other international          244       200       180       150       531
Corporate adjustments        (16)       (2)      (31)      (54)     (142)
-------------------------------------------------------------------------
                         $   564  $    598   $   554   $ 1,214   $ 1,603
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Average assets
 ($ billions)
Canada                   $   165  $    162   $   152   $   163   $   151
United States                 44        47        44        45        44
Other international           81        85        74        83        69
Corporate adjustments          5         6         5         6         5
-------------------------------------------------------------------------
                         $   295  $    300   $   275   $   297   $   269
-------------------------------------------------------------------------
-------------------------------------------------------------------------

Interim Consolidated Financial Statements

Consolidated Statement of Income

                               For the three             For the nine
                                months ended             months ended
-------------------------------------------------------------------------
                         July 31  April 30   July 31   July 31   July 31
(Unaudited) ($ millions)    2002      2002      2001      2002      2001
-------------------------------------------------------------------------
Interest income
  Loans                  $ 2,529  $  2,505   $ 3,225   $ 7,799   $ 9,955
  Securities                 819       739       910     2,353     2,297
  Deposits with banks        135       139       197       436       695
-------------------------------------------------------------------------
                           3,483     3,383     4,332    10,588    12,947
-------------------------------------------------------------------------
Interest expense
  Deposits                 1,364     1,284     1,981     4,178     6,426
  Subordinated
   debentures                 44        49        71       145       237
  Other                      413       405       653     1,224     1,753
-------------------------------------------------------------------------
                           1,821     1,738     2,705     5,547     8,416
-------------------------------------------------------------------------
Net interest income        1,662     1,645     1,627     5,041     4,531
Provision for
 credit losses               400       350       325     1,600     1,075
-------------------------------------------------------------------------
Net interest income
 after provision for
 credit losses             1,262     1,295     1,302     3,441     3,456
-------------------------------------------------------------------------
Other income
  Deposit, payment and
   card services             209       199       201       623       555
  Investment, brokerage
   and trust services        164       172       157       496       481
  Credit fees                173       163       153       502       476
  Investment banking         239       263       300       792       830
  Net gain on investment
   securities                105       102         7       195       189
  Securitization
   revenues                   35        25        49        97       180
  Other                       71       134       187       218       371
-------------------------------------------------------------------------
                             996     1,058     1,054     2,923     3,082
-------------------------------------------------------------------------
Net interest and
 other income              2,258     2,353     2,356     6,364     6,538
-------------------------------------------------------------------------
Non-interest expenses
  Salaries and staff
   benefits                  814       880       884     2,568     2,388
  Premises and
   technology                282       298       303       875       854
  Communications and
   marketing                 120       126       128       365       359
  Other                      179       201       203       604       571
-------------------------------------------------------------------------
                           1,395     1,505     1,518     4,412     4,172
-------------------------------------------------------------------------
Income before the
 undernoted                  863       848       838     1,952     2,366
Provision for
 income taxes                240       208       243       594       664
Non-controlling interest
 in net income of
 subsidiaries                 59        42        41       144        99
-------------------------------------------------------------------------
Net income               $   564  $    598   $   554   $ 1,214   $ 1,603
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Preferred dividends
 paid                    $    27  $     27   $    27   $    81   $    81
-------------------------------------------------------------------------
Net income available to
 common shareholders     $   537  $    571   $   527   $ 1,133   $ 1,522
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Average number of common
 shares outstanding
 (thousands)
  Basic                  504,755   504,338   501,156   504,468   499,801
  Diluted                513,533   513,342   509,383   513,365   508,028
-------------------------------------------------------------------------
Net income per common
 share (in dollars)
  Basic                  $  1.07  $   1.13   $  1.05   $  2.25   $  3.04
  Diluted                $  1.05  $   1.11   $  1.04   $  2.21   $  3.00
-------------------------------------------------------------------------
-------------------------------------------------------------------------

Consolidated Balance Sheet

                                                  As at
-------------------------------------------------------------------------
                                      July     April   October      July
                                        31        30        31        31
(Unaudited) ($ millions)              2002      2002      2001      2001
-------------------------------------------------------------------------
Assets
Cash resources
  Cash and non-interest-bearing
   deposits with banks            $  1,396  $  1,393  $  1,535  $  1,478
  Interest-bearing deposits

   with banks                       18,035    17,352    16,897    13,261
  Precious metals                    1,764     2,106     1,728     1,374
-------------------------------------------------------------------------
                                    21,195    20,851    20,160    16,113
-------------------------------------------------------------------------
Securities
  Investment                        22,692    25,484    25,450    24,600
  Trading                           34,098    35,741    27,834    27,966
-------------------------------------------------------------------------
                                    56,790    61,225    53,284    52,566
-------------------------------------------------------------------------
Loans
  Residential mortgages             56,231    54,995    52,592    51,848
  Personal and credit cards         22,445    21,187    20,116    18,936
  Business and governments          79,841    80,854    79,460    77,346
  Assets purchased under resale
   agreements                       31,935    30,481    27,500    29,019
-------------------------------------------------------------------------
                                   190,452   187,517   179,668   177,149
  Allowance for credit losses        3,877     4,427     4,236     4,049
-------------------------------------------------------------------------
                                   186,575   183,090   175,432   173,100
-------------------------------------------------------------------------
Other
  Customers' liability under
   acceptances                       8,135     8,317     9,301     8,865
  Land, buildings and
   equipment, net                    2,141     2,158     2,325     2,315
  Trading derivatives'
   market valuation                 16,997    12,553    15,886    10,097
  Goodwill                             349       360       400       328
  Other intangibles                    313       320       334       323
  Other assets                       7,262     8,263     7,303     7,471
-------------------------------------------------------------------------
                                    35,197    31,971    35,549    29,399
-------------------------------------------------------------------------
                                  $299,757  $297,137  $284,425  $271,178
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Liabilities and Shareholders'
 Equity
Deposits
  Personal                        $ 75,765  $ 76,146  $ 75,573  $ 74,572
  Business and governments          93,507    93,440    80,810    78,042
  Banks                             28,236    25,764    29,812    25,860
-------------------------------------------------------------------------
                                   197,508   195,350   186,195   178,474
-------------------------------------------------------------------------
Other
  Acceptances                        8,135     8,317     9,301     8,865
  Obligations related to
   assets sold under repurchase
   agreements                       32,767    34,324    30,627    31,251
  Obligations related to
   securities sold short             9,768     8,615     6,442     8,162
  Trading derivatives'
   market valuation                 15,930    12,547    15,453     9,825
  Other liabilities                 14,931    16,346    15,369    14,203
  Non-controlling interest
   in subsidiaries                   1,888     1,865     1,086     1,053
-------------------------------------------------------------------------
                                    83,419    82,014    78,278    73,359
-------------------------------------------------------------------------
Subordinated debentures              3,896     4,970     5,344     5,276
-------------------------------------------------------------------------
Shareholders' Equity
  Preferred shares                   1,575     1,775     1,775     1,775
  Common shares                      2,993     2,991     2,920     2,878
  Retained earnings                 10,366    10,037     9,913     9,416
-------------------------------------------------------------------------
                                    14,934    14,803    14,608    14,069
-------------------------------------------------------------------------
                                  $299,757  $297,137  $284,425  $271,178
-------------------------------------------------------------------------
-------------------------------------------------------------------------

Consolidated Statement of Changes in Shareholders' Equity

                                                         For the nine
                                                         months ended
-------------------------------------------------------------------------
                                                       July 31   July 31
(Unaudited) ($ millions)                                  2002      2001
-------------------------------------------------------------------------
Preferred shares
  Bank:
  Balance at beginning of period                      $  1,525  $  1,525
  Redeemed                                                (200)       --
-------------------------------------------------------------------------
                                                         1,325     1,525
  Scotia Mortgage Investment Corporation                   250       250
-------------------------------------------------------------------------
Balance at end of period                                 1,575     1,775
-------------------------------------------------------------------------
Common shares
  Balance at beginning of period                         2,920     2,765
  Issued                                                    92       113
  Repurchased for cancellation                             (19)       --
-------------------------------------------------------------------------
Balance at end of period                                 2,993     2,878
-------------------------------------------------------------------------
Retained earnings
  Balance at beginning of period                         9,913     8,435
  Cumulative effect of adoption of new
   accounting standards                                   (76)(1)    (39)
-------------------------------------------------------------------------
                                                         9,837     8,396
  Net income                                             1,214     1,603
  Dividends: Preferred                                     (81)      (81)
             Common                                       (545)     (450)
  Net unrealized foreign exchange gains
   and losses, and other                                    95       (52)
  Premium on redemption and repurchase of shares          (154)       --
-------------------------------------------------------------------------
Balance at end of period                                10,366     9,416
-------------------------------------------------------------------------
Shareholders' equity at end of period                 $ 14,934  $ 14,069
-------------------------------------------------------------------------
-------------------------------------------------------------------------

(1) Refer to Note 1, see below.

Condensed Consolidated Statement of Cash Flows

                                    For the three        For the nine
                                     months ended        months ended
-------------------------------------------------------------------------
Sources and (uses) of cash flows   July 31   July 31   July 31   July 31
(Unaudited) ($ millions)              2002      2001      2002      2001
-------------------------------------------------------------------------
Cash flows from operating
 activities
  Net income                       $   564   $   554   $ 1,214   $ 1,603
  Adjustments to net income to
   determine net cash flows            459       381     1,682     1,278
  Trading securities                 1,479      (303)   (6,608)   (3,130)
  Trading derivatives' market
   valuation, net                   (1,053)     (148)     (634)     (751)
  Other, net                         1,346        16      (257)   (1,112)
-------------------------------------------------------------------------
                                     2,795       500    (4,603)   (2,112)
-------------------------------------------------------------------------
Cash flows from financing
 activities
  Deposits                           1,052    (2,292)   12,922    (3,518)
  Obligations related to
   assets sold under repurchase
   agreements                       (1,329)   (2,303)    2,867       355
  Obligations related to
   securities sold short             1,126     2,369     3,314     3,868
  Subordinated debenture
   redemptions/repayments           (1,071)      (43)   (1,421)     (107)
  Capital stock issued                  14        38        92        78
  Capital stock redeemed/
   repurchased for cancellation       (310)       --      (373)       --
  Cash dividends paid                 (213)     (172)     (626)     (497)
  Other, net(1)                       (888)      281       149      (679)
-------------------------------------------------------------------------
                                    (1,619)   (2,122)   16,924      (500)
-------------------------------------------------------------------------
Cash flows from investing
 activities
  Interest-bearing deposits
   with banks                         (274)    3,515    (1,092)    4,859
  Investment securities              2,777    (2,602)    3,226    (4,555)
  Loans, excluding securitizations  (4,257)      612   (16,189)    1,519
  Loan securitizations                 858       395     1,363     1,668
  Land, buildings and equipment,
   net of disposals                    (40)       18        26      (110)
  Other, net(2)                         --        --       (46)      (29)
-------------------------------------------------------------------------
                                      (936)    1,938   (12,712)    3,352
-------------------------------------------------------------------------
Effect of exchange rate changes
 on cash and cash equivalents           (4)       (6)      (79)        4
-------------------------------------------------------------------------
Net change in cash and
 cash equivalents                      236       310      (470)      744
Cash and cash equivalents,
 beginning of period                   255     1,168       961       734
-------------------------------------------------------------------------
Cash and cash equivalents,
 end of period                     $   491   $ 1,478   $   491   $ 1,478
-------------------------------------------------------------------------
-------------------------------------------------------------------------

Represented by:
  Cash and non-interest-bearing
   deposits with banks             $ 1,396   $ 1,478
  Cheques and other items in
   transit, net liability             (905)       --
-------------------------------------------------------------------------
Cash and cash equivalents at
 end of period                     $   491   $ 1,478
-------------------------------------------------------------------------
-------------------------------------------------------------------------

Cash disbursements for:
  Interest                         $ 2,026   $ 2,926   $ 6,155   $ 8,824
  Income taxes                         147       156       617       673
-------------------------------------------------------------------------
-------------------------------------------------------------------------

         (1) For the nine months ended July 31, 2002, includes $750 from the issuance of Scotia BaTS II, refer to Note 3, see below.

         (2) For the nine months ended July 31, 2002, includes: investment in subsidiaries of $61 (July 31, 2001 - $112), less cash and cash equivalents at the date of acquisition of $15 (July 31, 2001 - $83).

         Notes to the Interim Consolidated Financial Statements (Unaudited):

         These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2001, as set out in the 2001 Annual Report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Bank's year-end audited consolidated financial statements, except as discussed in Note 1.

         1.   Goodwill and other intangibles

              Effective November 1, 2001, the Bank adopted the new accounting standard for goodwill and other intangible assets as established by The Canadian Institute of Chartered Accountants (CICA) without restatement of prior periods.

              Goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

              Intangible assets, other than goodwill, which do not have indefinite lives are amortized over their useful lives. These intangible assets are subject to an annual impairment test comparing carrying values to net recoverable amounts.

              During the first quarter, the Bank completed its transitional goodwill impairment test relating to Scotiabank Quilmes and determined that unamortized goodwill of $76 million as at November 1, 2001, was impaired under the new fair value based impairment methodology. This amount was charged to opening retained earnings with a corresponding reduction in goodwill. In the second quarter, the Bank completed the transitional goodwill impairment tests for its other reporting units and determined that there were no further goodwill impairments.

              Impairment arising subsequent to the transitional impairment tests, as at November 1, 2001, will be recognized in income.

              The Bank has determined that none of its intangible assets other than goodwill have indefinite lives and, accordingly, continues to amortize intangible assets other than goodwill over their estimated useful lives.

              Amortization of goodwill for the three months ended July 31, 2001, was $5 million. Had goodwill not been amortized, the basic and diluted earnings per share would have increased by $0.01 and net income would have been $559 million. For the nine months ended July 31, 2001, amortization of goodwill was $15 million. Basic and diluted earnings per share would have increased by $0.03 had goodwill not been amortized and accordingly, net income would have been $1,618 million.

         2.   Segmented results of operations

              Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital. Results for these operating segments are presented above.

         3.   Significant capital transactions

              In the first quarter, the Bank announced its intention to conduct a normal course issuer bid to purchase up to 10.0 million Bank of Nova Scotia common shares. This represents approximately two per cent of the Bank's outstanding shares. The bid will terminate on the earlier of January 20, 2003, or the date the Bank completes its purchases. During this quarter, the Bank repurchased 2.0 million common shares at an average price of $50.75. For the nine months ended July 31, 2002, 3.3 million common shares were repurchased at an average price of $49.90.

              During the third quarter, the Bank redeemed the $300 million 6.25% debentures due June 12, 2007 and the US $500 million 6.5% debentures due July 15, 2007.

              In the first quarter, the Bank redeemed the $350 million 6.0% debentures due December 4, 2006.

              On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued $750 million of Scotiabank Trust Securities
              - Series 2002-1 ("Scotia BaTS II") which are included in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.

              On July 29, 2002, the Bank redeemed $200 million Series 7 Non-cumulative Preferred Shares. These shares were redeemed at a price of $26 per share which included a premium of $1 per share.

         4.   Future accounting changes

              Consolidation of special-purpose entities

              The Accounting Standards Board in Canada and the Financial Accounting Standards Board in the United States have issued substantially harmonized exposure drafts addressing the consolidation of certain special-purpose entities (SPEs). The exposure drafts require SPEs to be consolidated by the primary beneficiary. The impact of this accounting guidance on the Bank has not yet been determined as the exposure drafts are still under development.

              Stock-based compensation

              The CICA has issued a new accounting standard requiring the use of a fair-value-based method for certain stock-based compensation arrangements. The Bank will commence expensing options on a prospective basis, with the adoption of the new standard, beginning fiscal 2003.

              Hedging

              The CICA has issued an accounting guideline for hedging relationships that will become effective for fiscal year 2003. This guideline establishes certain requirements for the application of hedge accounting. Subsequent to November 1, 2002, changes in the fair value of derivatives that do not qualify for hedge accounting will be recorded in net income. The impact of implementing this guideline on the Bank is not yet determinable.

         5.   Argentina

              Scotiabank's Argentine subsidiary, Scotiabank Quilmes (SBQ), is in the process of finalizing agreements with the Argentine financial authorities and other private sector institutions. As at July 31, 2002, SBQ's assets were approximately $1.5 billion. Deposits awaiting conversion to government bonds in accordance with the Boden plan will be transferred to the government along with an equivalent amount of sovereign loans. The remaining assets and liabilities will be either assumed by local financial institutions or placed in an Argentine liquidating trust.

              SBQ has ceased operations and this transaction will effectively terminate Scotiabank's interest in SBQ. The majority of SBQ's employees and all of its branches will be transferred to the local financial institutions. This transaction is scheduled to be completed in early September 2002 and is expected to have minimal net financial impact on Scotiabank.

              Further information on the Bank's exposure to Argentina is set out below.

         Argentina

         Cross-border exposures

         The cross-border exposures to Argentina as at July 31, 2002, are as follows:

         -----------------------------------------------------------------------
         (Unaudited) ($ millions)
         -----------------------------------------------------------------------
         Balances before provisions(1)
           Brady bonds                                               $    119
           Trade/Interbank                                                113
           Corporate/Other                                                471
           Scotiabank Quilmes - carrying value(2)                          70
         -----------------------------------------------------------------------
                                                                          773(3)
         Total provisions(1)(2)(4)                                        448
         -----------------------------------------------------------------------
         Net cross-border exposure(5)                                $    325
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

         (1) The balances as at July 31, 2002, reflect the effect of the pesofication and other write-downs in Q1, 2002 (pesofication refers to the impact of converting U.S. dollar-denominated assets and liabilities to Argentine pesos at different and non-market rates, as mandated by the Argentine government).

         (2) Both the carrying value of Scotiabank Quilmes and the total provisions were further reduced by the 26% devaluation of the Argentine peso in Q3, 2002.

         (3)  Includes intercompany exposures of $318.

         (4) Includes $102 from the devaluation of the Argentine peso, which was credited to retained earnings ($24 in Q3, 2002 and $78 in Q2, 2002).

         (5)  The net cross-border exposure as at April 30, 2002 was $319.


         Net  impaired loans

         Argentine net impaired loans fell quarter over quarter primarily due to the 26% devaluation of the Argentine peso, as detailed below:

                                                                    As at
         -----------------------------------------------------------------------
                                                              July 31  April 30
         (Unaudited) ($ millions)                                2002      2002
         -----------------------------------------------------------------------
         Gross impaired loans                                 $   656  $    777
         Allowance for credit losses                              388       445
         -----------------------------------------------------------------------
         Net impaired loans                                   $   268  $    332
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

         Summary of charges

         Information on the charges recorded against the Bank's operations in Scotiabank Quilmes and against cross-border risk assets are provided in the following table:

        ------------------------------------------------------------------------
                                                    For the
                                                      three   For the
                                                     months      year
                                                      ended     ended
                                                    January   October
                                                         31        31
        (Unaudited) ($ millions)                       2002      2001     Total
        ------------------------------------------------------------------------
        Provision for credit losses                 $ 500(1)  $    50     $ 550
        Other income:
          Loss on securities                             20        40        60
          Other                                          87(2)     10        97
        ------------------------------------------------------------------------
                                                        607       100       707
        Provision for income taxes                      (67)      (38)     (105)
        ------------------------------------------------------------------------
        Total                                       $   540   $    62     $ 602
        ------------------------------------------------------------------------
        ------------------------------------------------------------------------

         (1) Includes $313 for Scotiabank Quilmes and $187 related to the Bank's cross-border loans.

         (2)  This charge occurred from pesofication.


         Scotiabank's results for Q1, 2002 included charges of $540 million (after tax) to take into account the extraordinary political and economic crisis in Argentina and the effect that this had on the Bank's exposures related to Argentina. Management believes that analysis of the Bank's performance is enhanced by the exclusion of these charges because of their aggregate size and nature. This approach identifies underlying earnings and provides for more meaningful comparisons of year-over-year and quarter-over-quarter results. However, securities regulators require that corporations advise readers that earnings have been adjusted from those reported under generally accepted accounting principles, and therefore may not be comparable to underlying earnings measures used by other companies.

         Share Capital                                                July 31,
         (thousands of shares)                                           2002
         -----------------------------------------------------------------------
         Preferred shares outstanding:
             Series 6                                                  12,000
             Series 8                                                   9,000
             Series 9                                                  10,000
             Series 11                                                  9,993
             Series 12                                                 12,000
         Class A preferred shares issued by Scotia Mortgage
          Investment Corporation                                          250
         Series 2000-1 trust securities issued by BNS Capital Trust       500(1)
         Series 2002-1 trust securities issued by Scotiabank Capital
          Trust                                                           750(1)
         Common shares outstanding                                    503,790
         Outstanding options granted under the Stock Option Plan
          to purchase common shares                                    27,486

         (1) Reported in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.

         Further details are available in Notes 12 and 13 of the October 31, 2001, consolidated financial statements presented in the 2001 Annual Report and Note 3 of this Report, see above.

         Shareholder & Investor Information

         Direct deposit service

         Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

         Dividend and Share Purchase Plan

         Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

         As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully-registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

         For more information on participation in the plan, please contact the transfer agent.

         Dividend dates for 2002

         Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

                       Record Date       Payment Date
                          Jan. 2            Jan. 29
                         April 2           April 26
                          July 2            July 29
                          Oct. 1            Oct. 29

         Duplicated communication

         If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

         Web site

         For information relating to Scotiabank and its services, visit us at our web site: www.scotiabank.com

         Web broadcast

         A live audio webcast of the Bank's analyst conference call will begin at 3:30 p.m. EDT on August 27, 2002. As well, media and retail investors will be able to join the conference call by telephone on a listen-only basis by dialing 1-888-571-5411 between 5 and 15 minutes in advance.

         A replay of the conference call will be available from August 27 to September 10 by calling (416) 640-1917 and entering the identification code 203400 (pound sign).

         The webcast will include both audio and slide presentations by Bank executives, and a subsequent question and answer period. For downloading instructions, please click on the Investor Relations area of the Scotiabank web site at www.scotiabank.com. An archived audio webcast will be available on the Investor Relations page for three months.

         Annual Meeting date change

         The Annual Meeting has been rescheduled. It will now be held on Tuesday, March 25, 2003, in Halifax, N.S. at 10:00 a.m. (Atlantic time).

         Forward-looking statements

         This document includes forward-looking statements about objectives, strategies and expected financial results. Such forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, economic and financial conditions in Canada and globally, regulatory developments in Canada and elsewhere, technological developments and competition. A substantial amount of the Bank's business involves making loans or otherwise committing its resources to specific large companies, industries or in specific countries or areas of the world. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on such statements. The information contained in this document should be read in conjunction with the more comprehensive information filed by the Bank with the Ontario Securities Commission and with the U.S. Securities and Exchange Commission. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank.

         General information

         Information on your shareholdings and dividends may be obtained by writing to the Bank's transfer agent:

                 Computershare Trust Company of Canada
                 100 University Ave., 9th Floor
                 Toronto, Ontario, Canada M5J 2Y1
                 Telephone: (416) 981-9633; 1-800-663-9097
                 Fax: (416) 981-9507
                 E-mail: caregistryinfo(at)computershare.com

         Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

                 Scotiabank
                 Scotia Plaza
                 44 King Street West, Toronto, Ontario,
                 Canada M5H 1H1
                 Telephone: (416) 866-5982
                 Fax: (416) 866-7867
                 E-mail: investor.relations(at)scotiabank.com

         For other information and for media inquiries, please contact the Public and Corporate Affairs Department at the above address.

                 Telephone: (416) 866-3925
                 Fax: (416) 866-4988
                 E-mail: corpaff(at)scotiabank.com

         The Bank of Nova Scotia is incorporated in Canada with limited liability.

         Le Rapport annuel et les etats financiers periodiques de la Banque sont publies en francais et en anglais et distribues aux actionnaires dans la version de leur choix. Si vous preferez que la documentation vous concernant vous soit adressee en francais, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible l'etiquette d'adresse, afin que nous puissions prendre note du changement.

             %SEDAR: 00001289E          %CIK: 0000009631

                                      -30-

         For further information: Sabi Marwah, Senior Executive Vice-President and Chief Financial Officer, (416) 866-6808; Kevin Harraher, Vice-President, Investor Relations, (416) 866-5982; Ann Wales, Public Affairs, (416) 866-3703